Exhibit 99.5
Earnings Conference Call

Infosys Limited
Q3 FY26 Earnings Conference Call

January 14, 2026

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller and Head - Investor Relations

journalists

Ankur Rudra

JPMorgan

Bryan Bergin

TD Cowen

Ashwin Mehta

Ambit Capital

Abhishek Pathak

Motilal Oswal

Jonathan Lee

Guggenheim Securities

Vibhor Singhal

Nuvama Equities

Keith Bachman

BMO Capital Markets

Gaurav Rateria

Morgan Stanley

Sandeep Shah

Equirus Securities

Jamie Friedman

Susquehanna International Group

Dipesh Mehta

Emkay Global

Moderator

Ladies and gentlemen, good day, and welcome to Infosys Limited Q3 FY'26 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star, then zero on your touch-tone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Hello everyone, and welcome to Infosys earnings call for Q3 FY'26. Let me start by wishing all of you a very Happy New Year. Joining us on this call is CEO and MD, Mr. Salil Parekh, CFO, Mr. Jayesh Sanghrajka, along with other members of the leadership team. We will start the call with some remarks on the performance of the company, subsequent to which the call will be opened up for questions.

Please note that anything we say that refers to our future outlook is a forward-looking statement that must be read in conjunction with the risks that the company faces. A complete statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call. Thank you for joining us. Warm wishes to you for the new year.

We had a strong performance in Q3. Our revenues grew 0.6% sequentially and 1.7% year-on-year in constant currency terms. Our large deals were at $4.8 bn with 57% net new. This was across 26 deals. Our adjusted operating margin was 21.2%. We generated free cash flow of $915 mn.

One of the most significant large deals we won was with the National Health Service in the U.K. This $1.6 bn deal expands our work in the Healthcare sector. We will help NHS leverage AI to streamline operations and improve patient care for U.K. citizens. We have deepened our Topaz AI capability with an agent services suite called Topaz Fabric. This suite helps our clients manage and implement AI agents across the enterprise.

We are expanding our strategic partnerships with AI companies. We recently announced a partnership with Cognition. Here, we will combine Cognition's Devin software agent with Infosys' knowledge of the client landscape and industry expertise. We are already working with them across clients.

Industry analysts recognize Infosys for its leadership in AI. In financial year 2026, we were recognized as a leader across 12 ratings. We had strong momentum in AI adoption across our client base. Today, we work with 90% of our 200 largest clients to unlock value with AI. We are currently working on 4,600 AI projects. Our teams have generated over 28 mn lines of code using AI. We have built over 500 agents. We are scaling our forward deployed engineer team.

Our clients are turning to us as trusted partners to drive value realization from AI investments. Some of the areas they focus on are fragmented data, legacy application landscape and business workflows that are not conducive for AI. We bring together a deep understanding of clients' technology landscape, strong data engineering and process reimagination capabilities to help them capture value at scale from AI.

We aspire to make AI work for clients delivering business outcomes for cost, revenue growth and innovation. We are witnessing six AI-led value pools emerging that could unlock a large incremental opportunity for us. We also see productivity-led benefits that compress some legacy areas.

The six value pools of opportunity in AI services we see are,

-	AI engineering services,
-	Data for AI,
-	Agents for operations,
-	AI software development and legacy modernization,
-	AI and physical devices and
-	AI trust and risk services

We believe we are uniquely positioned to capture market share across these value pools and emerge as the leading AI value creator for global enterprises. We will share a comprehensive view on our approach at an Investor Day later this quarter.

In Financial services, we see good traction in large deals and discretionary projects. In Financial services and in Energy, Utilities, Resources and Services verticals, we expect acceleration in financial year 2027 over financial year 2026. This is based on good deal wins and AI preferred partner status with 15 of our largest 25 clients in each of these verticals.

With the strong performance in this quarter, we have revised our revenue guidance for the financial year. The new revenue growth guidance for this financial year is 3% to 3.5% growth in constant currency. Our operating margin guidance for the financial year remains the same at 20% to 22%.

With that, let me hand it over to Jayesh for his update.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening, everyone, and thank you for joining the call today. First of all, a very Happy New Year to all of you.

Coming to the quarter, our Q3 performance demonstrates continued momentum we saw in the last two quarters, underscoring resilience of our business model, relevance of our offerings and our disciplined execution.

We had another quarter of growth, despite seasonal weakness and reduction in third party costs. The results for Q3 FY'26 include a charge associated with change in labor codes in India, which had an impact on operating profit, net profit, EPS and free cash flow for the quarter. Reference to the adjusted numbers exclude the impact from the same.

Revenue for Q3 was $5.1 bn, up 0.6% sequentially and 1.7% year-on-year basis in constant currency terms. Operating margins including the impact of change in labor codes stands at 18.4%, adjusting for the same, it is at 21.2%.

Key highlights of the quarter are as follows:

1.	We achieved strong revenue growth despite seasonality and lower third-party costs. Third-party as a percentage of revenue reduced by 0.3% sequentially and approximately 2.4% on a year-on-year basis.
2.	With three strong quarters of performance, our revenue growth in 9 months stood at 2.8%, which is at the higher end of our earlier guided range. This is despite the lower third party, which has reduced by approximately 1% compared to the same period last year and now stands at 7.3%.
3.	Momentum in Financial Services continues with 3.9% year-on-year growth in constant currency terms.
4.	Among geos, Europe continued to lead the growth by 7.2% year-on-year in constant currency terms.
5.	Volumes continue to remain soft for the quarter and the year.
6.	On a 9-month basis, RPP increased, reflecting continued momentum of value-based selling and productivity increases that we have achieved.
7.	Adjusted operating margins increased by 20 basis points sequentially to 21.2%.
8.	We continue our investments in sales and marketing, which has increased by double digits this year to date and impacting margins by approximately 50 basis points
9.	Utilization, excluding trainees was down by 1% sequentially at 84.1% and including trainees, was down by 2.2% to 80% as we continue to create capacity for future growth opportunities.
10.	Our adjusted margins for 9 months are at 21% at midpoint of guidance after absorbing accelerated investment in sales and marketing as well as lower utilization.
11.	On-site mix further reduced by 10 basis points in Q3 and by 70 basis points in 9 months FY'26.
12.	Investment in talent continues. Net headcount increased by 5,000 to 337,000 employees. LTM attrition declined by 2% sequentially and 1.4% on a year-on-year basis, reflecting both market conditions and our focus on employee retention and upskilling.
13.	Large deal TCV was robust at $4.8 bn in Q3 with 57% net new. Total large deal TCV for 9 months stood at $11.7 bn, exceeding the total large deal TCV of full year FY'25. Net new deal TCV for 9 months was up by 40% as compared to the same period last year. Large deal pipeline continues to be healthy.
14.	Our razor-sharp focus aided by the deployment of AI agents on our order to receivable cycle has resulted in decline of 5 days in DSO, including net unbilled to 82 days sequentially.
15.	Driven by strong collections, free cash flow generation adjusted for labor codes remained robust at $965 mn, which is 113% of adjusted net profit. Adjusted free cash flow conversion for 9 months stood at 118%.
16.	Adjusted EPS in rupee terms for 9 months FY'26 grew at double digits at 11.5%.
17.	During the quarter, we successfully completed our largest ever buyback, returning INR18,000 crores to our shareholders, which will help EPS accretion. We also paid out interim dividend for FY'26 in line with our capital allocation policy.

Adjusted operating margins for Q3 expanded by 20 basis points to 21.2% sequentially. Major components of changes are as below:

Tailwinds of

-	40 basis points from currency movement,
-	40 basis points from Maximus comprising primarily of value-based selling, critical portfolios and lean & automation,

offset by

-	70 basis point impact from furloughs and lower working days.

The impact of higher variable pay was partly offset by one-off benefits during the quarter.

Consolidated cash and investments were at $3.9 bn at the end of the quarter after returning $3 bn to the shareholders in the form of dividend and buyback.

Yield on cash balance was at 6.19% and ROE stood at 32.8%.

We signed 26 large deals during the quarter, including two mega deals. This includes 10 in Financial services, 4 in Retail, 3 each in Life Sciences and Manufacturing, 2 each in Communication, EURS and Hi-tech. Region-wise, we signed 16 deals in America, 9 in Europe and 1 in Rest of World.

Coming to verticals.

We see continued momentum in Financial services with approximately 5% growth in last 9 months, led by large deal wins and uptick in discretionary spends across sub-verticals like banking, payments, mortgages, along with asset and wealth management. There is elevated interest in AI-led transformation, platform modernization and vendor consolidation. We are seeing a shift from compliance to business growth. Significant core transformation across all FS sub-vertical is creating strong long-term strategic pipeline, providing good IP platform partner opportunities. We are now a preferred AI partner for top 15 out of 25 banking clients. Uptick in discretionary spend in aforementioned sub-verticals and deal wins in recent quarters positions us favorably for better growth in FY'27.

Manufacturing vertical is also impacted by tariff uncertainties, which is preventing clients from committing to long-term investments. Discretionary spend is under pressure and decision-making is slow. Industrial and Aero are doing well, but Auto sector remains challenged. Clients are prioritizing cost discipline, consolidation and efficiency, and we are supporting them through digital rationalizations and AI-led productivity initiatives. Overall pipeline remains healthy and focus on cost takeouts, infra consolidation and ERP modernization.

EURS companies are increasingly allocating budgets towards AI infrastructure, data readiness, cloud and software platforms. There is demand for setting up GCCs across sectors with most clients looking at SIs to complement their GCC strategy. We are a preferred AI partner for top 15 out of top 25 clients. We are seeing an increase in discretionary demand in Utilities and Energy, which should lead to growth acceleration in FY'27. Utility sector is witnessing increase in demand driven by massive investments in infra and AI data centers. While discretionary demand in energy sector is focused on decarbonization and low-carbon solutions, there is also focus on cost optimization and consolidation due to enterprise AI adoption.

Retail and CPG clients continue to experience uncertainty due to the ongoing tariff negotiations and evolving geopolitical equations. Clients are prioritizing cost takeouts and AI-led productivity deals while discretionary spends remains soft apart from SAP, DNA, testing and AI augmented services. We continue to leverage Topaz and our AI Next platform to deliver measurable business value with robust guardrails around privacy, governance and augmenting customer and employee experiences.

Communication sector continues to be impacted by geopolitical uncertainty. However, our deal wins in prior quarters are helping us driving growth acceleration year-on-year over last few quarters. Telcos are prioritizing AI automation and transformation productivity increases, while traditionally IT remains under pressure. Clients are increasingly seeking partnerships with SIs for scaling and innovation within complex ecosystems. Focus is on outcome-based engagement models rather than traditional effort-based pricing model. Our stellar execution in a seasonally weak quarter is a clear reflection of our ability to navigate the uncertain environment effectively.

Strong year-to-date performance and robust deal wins have enabled us to revise our revenue guidance for FY'26 upward to 3% to 3.5%. This does not include any revenues from the joint venture with Telstra as we still await the regulatory approvals. Our operating margin guidance remains at 20% to 22%.

With that, we can open up for the questions.

Moderator

Thank you very much. We will now begin the question-and-answer session. The first question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Hi. Thank you, and Happy New Year to you too. Good to see a nice print here. Just first couple of questions on the revenue and the demand side. You know, the signs have been quite strong for the last couple of quarters. And momentum has been quite strong as well.

I am just curious why the outlook, the implied outlook for fourth quarter cannot be stronger than it is. And secondly, I just want to confirm that your comment is for a growth acceleration in FY '27 for the overall business and not for a segment alone?

And are you seeing any signs of short-cycle projects or discretionary spending expanding beyond financial services and energy also, especially when you think about FY '27? Thank you.

Salil Parekh

So first, on what we are seeing in terms of the momentum and the deals, all of that has led to the increase in the guidance keeping in mind the overall picture. So Jayesh mentioned a little bit about financial services, about energy, utilities, the overall deals.

And then if you look at some of our other sectors, we are still seeing those sectors starting to come up, but not at that level. So, keeping all of that in mind, we have increased the guidance for what we see in Q4.

On the numbers for next year – so, what we have shared today is in the two verticals, Energy, Utilities, Resources and Services, and in Financial services, we see that the growth on financial year '27 to '26 will be good. And that is because of the deals we have won large and other deals and the AI where we have partners with 15 of our large 25 clients.

So those two things especially are giving us that view. We are not making a comment on the overall business. We are not saying anything on the overall at this stage.

Ankur Rudra

Appreciate that. Thank you so much.

Jayesh Sanghrajka

Ankur, if I can just add to what Salil was saying on guidance and your question on why Q4 guidance cannot be elevated more. You should also remember that there is a lower working day / calendar day impact in this quarter, which is usually seasonally there. So, that is also a headwind from the guidance perspective.

Ankur Rudra

Appreciate it. Just a question for you, Jayesh, as well on the margin side. Margins appear to be down 20 basis points if I adjust the gains from the property sale this time. Could you highlight if you are seeing any kind of pricing pressure? And also, how do you see the puts and takes going forward? Also, given a lot more disclosure on the AI side, which is appreciated, I am curious if AI is a headwind or a tailwind on your margins when you do these 4,600 AI projects.

Jayesh Sanghrajka

Yes. So you are right, there was a benefit that we got this quarter, and I did call that out that benefit was largely offset by the higher variable pay that we also provided in the financial statements this quarter. So that is the put and take of the margin.

On the pricing, if you look at our consistent pricing commentary has been that our pricing is accretive. We have seen consistently our pricing going up on back of various factors, including AI, including Project Maximus. New gen pricing is part of the Project Maximus, which includes how do you price these new AI projects, etc.,. So, we do not really see an impact or a headwind coming because of the AI projects on pricing, especially.

Ankur Rudra

Understood. Thank you and best of luck.

Moderator

Thank you. Next question is from the line of Bryan from TD Cowen. Please go ahead.

Bryan Bergin

Hi, good evening. Thank you. I wanted to ask on North America. So just your comment on your view going forward here, at least in the coming quarters, you see it just dipped down to a contraction of minus 1% on a year-on-year basis. Was that due to any particular industries? And just how do you see that progressing here as you go through March and beyond?

Jayesh Sanghrajka

Yes so, this is what we had called out at the beginning of the year when we provided our original guidance that looking at the deals in the pipeline, looking at the projects that we have and the projects or large deals that were under execution.

We expected this year, the third-party cost and therefore, the third-party revenue to be lower than the last year. It is across segments. Of course, the impact of it by segment could vary, but the impact is across segments.

Bryan Bergin

Okay understood. And then just as it relates to the commentary on budgets going forward, can you just comment on the conversations you are having with enterprises now as it relates to their calendar '26 budgets. As you think about this right now versus this time last year, any key changes worth noting?

Salil Parekh

I think what we see now is, first, the comment that we made earlier on Energy, Utilities vertical and Financial services. In Financial services, we also see discretionary work that is more prevalent. And then we see much more activity on AI. And in the AI area, what we are starting to identify as the six value pools areas where we can drive faster growth. We are seeing traction on that.

And with some of the partnerships we have announced and some others that we are already working with companies on, we see good momentum. So, those are the two things that we are seeing. Some of the discretionary in FS, good momentum in those two Energy Utilities and Financial services. And then in AI, more activity, which is different from this time of last year.

Bryan Bergin

Thank you.

Moderator

Thank you. Next question is from the line of Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Yes, hi. So just one question in terms of healthcare. It seems to have done pretty well this quarter, almost $44 mn of incremental revenues, which is nearly double of our overall incremental revenues. So, what is the driver of the healthcare growth? And secondly, was there any contribution from the NHS deal in this quarter?

Jayesh Sanghrajka

Yes, Ashwin, healthcare did benefit from the contribution from the NHS deal that we signed.

Ashwin Mehta

And we expect residual contribution as you get into the next quarter or this is kind of scaled up?

Jayesh Sanghrajka

Ashwin, we do not provide deal by deal revenue estimates per se, right? But yes, healthcare did benefit from the NHS.

Ashwin Mehta

Fair. And the second question is in terms of wage hikes. I missed the initial comments, but any decision in terms of the wage hikes? And are they expected in 4Q?

Jayesh Sanghrajka

So on the wage hike, whenever we decide that we have always considered multiple factors; when was the last wage hike was done, what are the market scenarios, the inflation, etc. If you look at this calendar, we have already rolled out wage hikes in two stages, effective - one part was effective January, the other one was effective April, like we always do. So, we have not decided the next cycle yet.

Ashwin Mehta

Okay. Fair enough. Thanks a lot, and all the best.

Moderator

Thank you. Next question is from the line of Abhishek Pathak from Motilal Oswal. Please go ahead.

Abhishek Pathak

Hi, team, congrats on a good quarter. So, a couple of questions. Firstly, do you think this is the year when clients kind of move from the AI strategy being good to have to something of a necessity, right, which means that, is this a year when foundational AI work starts getting taken seriously across verticals? That is the first one.

And secondly, on the Cognition deal, being a very interesting sort of partnership. Very curious to know how you are pricing this, how you are taking it to clients? I mean, is Devin kind of initially leading to a bit of cannibalization in revenues? And how are those contracts structured? And over the next 1 to 2 years, how do you expect a typical deal with, let us say, an agent like Devin and yourself sort of structured? So those are two questions.

Salil Parekh

So, on the first one, what we are seeing is there is more and more interest in AI work across different industries. So, we will continue to see that going through the year. We will now watch and see because every quarter so far and especially in Q3, we have seen that interest, our pipeline, the number of projects, our penetration of our large 200 clients with AI work, all of that is going up, and it is across those different verticals.

There is much more activity there, which we called out in financial services, but we also see that in Telco, we see that in pharma, healthcare, we see that in Energy, Utilities. We see a little bit in Life sciences. So, it is not like only one sector. But yes, in FS, it is quite a bit more.

On Cognition, the way that works is basically the Devin software agent and our work, we are doing joint work in clients already today. So, what tends to happen is there are certain sets of activity. For example, we see some things on legacy modernization where in the past, that was a large long commitment for clients. With this combination between a software agent and Infosys and our knowledge of the client landscape and of the industry - things become much more addressable.

And so those newer areas, those are the six value pools that I referenced earlier. This is one of them. Those are the new areas that start to come into play. And in this particular case with Devin, that is one example. There are others where that agent can be used in different places. And that is the type of growth we are seeing because that is new work that would ordinarily not have been done at all, but now can be attempted in a combination.

Abhishek Pathak

Got it. Thanks, and all the best.

Moderator

Thank you very much. Next question is from the line of Jonathan Lee from Guggenheim Securities. Please go ahead.

Jonathan Lee

Great. Happy New Year and thanks for taking my questions. Can you speak to the level of visibility and certainty you have in your implied fiscal 4Q revenue growth relative to the visibility you have had in prior years around this time?

Jayesh Sanghrajka

Hi, Jonathan, this is Jayesh here. I mean, whenever we have looked at the guidance, we do take into account multiple factors, the deals that we have signed, the deals that are ramping up and the usual factors affecting the quarter like calendar days, working days, etc. So, I think that is what has gone into guidance this time as well. What I can tell you is at the lower end we have baked in a higher amount of uncertainty. And at the higher end, we have baked in a better macro environment

Jonathan Lee

That is good color. Thank you. And a follow-up, can you help us reconcile what you are seeing around subcontractor usage in the quarter versus the downtick in utilization you are seeing? Is there a skill gap that you might be facing and how should we think about that dynamic going forward?

Jayesh Sanghrajka

Yes, so subcon historically, you are right, is always a factor of where the skill gaps are, where the skills that you need depending on the geography, depending on the tenure of the requirement, etc. And that is how the subcon uptick or downtick happens in the market in our scenario and that is what has happened this quarter as well. There are some of the large deals, there are some of the deals which would have started ramping up and we needed to dip into the subcontractors to fulfill those requirements, which is what is reflected in the uptick.

Jonathan Lee

Appreciate that. Thank you.

Moderator

Thank you very much. Next question is from the line of Vibhor Singhal from Nuvama. Please go ahead.

Vibhor Singhal

Hi, thanks for taking my question and congrats on a solid performance. Salil, my question was on two key verticals, Manufacturing and the Hi-Tech division. So Manufacturing, just wanted to pick your brains on how are you seeing the traction in this vertical, given the kind of headwinds the Auto companies are seeing globally in terms of their EV rollouts and the competition. How are different parts of the Manufacturing vertical looking like at this point of time and do you expect the momentum to pick up in that?

On the Hi-Tech vertical, just again I think we saw a sharp drop in this quarter, might have been due to seasonality of furloughs, but anything that you are looking at? This vertical has been around $370 mn, $380 mn kind of run rate for us for quite a while now. What are you looking at in this vertical in terms of next drivers of growth and are we seeing any momentum building up in this in the near future?

Salil Parekh

On Manufacturing, as you mentioned, there is weakness in automotive and in some parts of industrial across Europe. We see some strength in some elements in Manufacturing and this is partially in U.S., partially in Europe, is supplying capability, which is coming for the build-out of the data centers and so on. So, there are some of those companies which are benefiting from that.

But, the automotive side, as you mentioned, we see that continuing to be weak. We are focused on expanding our base there. So, we are looking at that and have successfully worked now with multiple automotive companies. We also see that going beyond automotive in the broader manufacturing, which is supplying capabilities to the boom in AI and data center activity, not the services, is what is going to help us in Manufacturing.

On Hi-Tech, similarly, there is groups of companies which are strong, there are groups which need more attention and we have a portfolio of those companies. Overall, there is still cost pressure in Hi-Tech and we will push. There is a lot of productivity activity that is going on there where clients are looking for productivity benefits.

And they are also looking some of them for where they will get their growth into. Again, some of the companies which are supplying servers, etc., we are seeing those are doing pretty well with the AI boom. The others are looking for where are the growth elements that are going to come and we are supporting that work. And Hi-Tech also at this stage, we see some constraints in that industry.

Vibhor Singhal

But just to further on that. Do you see this vertical maybe picking up for us, not in immediate term, but let us say, in the medium to long term, given that the widespread adoption of AI should be and some of these companies should be at the forefront of that. Do you think this vertical could be a good growth driver for us maybe sometime down the line?

Salil Parekh

So, I think in the medium term or longer, my sense is Hi-Tech is a good industry. We are very comfortable to be in it, as you pointed out. With different ways of AI impacting it across different value pools, they will also go through those changes.

But we have to make sure that we are providing them the services that they are looking for and in a way that they have a lot of cost pressures today that becomes manageable in their cost structure. There is no timeline in my mind. But yes, in the medium term or beyond, Hi-Tech is a good industry for us.

Vibhor Singhal

Got it.. Just one last question for Jayesh. Jayesh, as this quarter we took this exceptional item on the labor law impact. I would assume that the entire impact that we had to take has been taken. And from next quarter, there would not be any exceptional item anymore. And what would be the recurring impact of this new labor laws on our P&L in terms of margins?

Jayesh Sanghrajka

Yes. So, whatever is known at this point in time on back of the regulation that has changed is being taken this quarter. We do not expect, unless, of course, there are changes in the regulation, we do not expect any further impact going forward as one-off. The recurring impact of this would be 15 basis points on an ongoing basis approximately.

Vibhor Singhal

Got it, got it. Great, that is it. Thank you so much for taking my question and wish you all the best.

Moderator

Thank you very much. Next question is from the line of Keith Bachman from BMO Capital. Please go ahead.

Keith Bachman

Yes. Thank you very much. Could you speak on how you anticipate revenue per employee changing over the next couple of years and the spirit of the question is driven by trying to better understand how you see Infosys in the industry. One of the core value propositions has been managing people and growing in terms of managing agents instead of managing people?

Jayesh Sanghrajka

Yes. So, Keith, it is similar to what we have seen in any other technology wave. If you are ahead of the curve, you will see an increase in your productivity because of the premium that you can keep with you. If you are behind the curve, then you probably will see a dip. The only measurement that would change here is the premium is measured now in terms of productivity. So, if you are delivering better productivity, you would be able to keep some of that with you, which will get reflected in better pricing.

If you are behind the curve in delivering the productivity, you would see a dip in pricing. So that is how you will see in a traditional environment, the only change I would say is the pricing models per se are also changing and emerging. There are newer and newer pricing models emerging, how do you price agents, how do you price the underlying platform, etc. But early days to say at this point in time, how will that reflect in terms of linearity or non-linearity.

Keith Bachman

Okay. And the second one is more micro - there's been some recent press reports about your relationship with Daimler in terms of maybe that moving away. Could you speak on anything you could comment on Daimler and/or is the Q4 guidance reflecting any attrition in contracts, large contracts?

Or should we be thinking about if we look over the horizon into FY'27, should we be considering any major attrition from any major contracts? And that's it for me. Thank you.

Jayesh Sanghrajka

Yes. So Keith, our current contracts are valid till December end, till December '26. So, we don't really see any contracts within that expiring at this point in time. Beyond that, we don't really give a color on a client-specific or a project-specific details.

Keith Bachman

Okay. All right. Thank you.

Operator

Thank you. Next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Yes, hi. My question is on the deal renewal cycle. Your comment did allude to significant productivity benefit on the legacy services. So anything that you could share from what you have seen on the renewals of your larger deals, specifically using some of the AI tools? What has been the learning there? Has there been some amount of leakage, which has been higher than usual?

Salil Parekh

So, on the large deals, we are typically seeing, whether it's renewals or also deals which we are winning from other companies where we are beneficiaries of consolidation. Typically, across the Board, there is a large expectation from clients on AI productivity benefits.

What we have done is we have modeled in what we are seeing today and built a path to that because these are typically three-five year deals. But we are also not in a position where sometimes the client expectations over five years are very different.

So, we have what we are seeing and there we can view what that sort of a benefit is that we can provide because these are multiyear deals.

In fact, we are winning large deals quite a lot. If you look at the numbers in the three quarters, we have done more than the full year of the previous year. And Q3 was already $4.8 bn. We've seen some net new deals, for example, NHS.

So yes, there is that productivity. But yes, we are also benefiting from consolidation and winning things across the Board, where my sense is we are gaining on the market share side.

Gaurav Rateria

Got it. My next question on your visibility for CY '26, fair to say that looks better than the last year because last year, you entered into the year where you had a big decline in the fourth quarter because of some specific issues. And this year, your guidance alludes to kind of a much better fourth quarter outlook.

So your exit rate is much better than the last year. Does it mean that it gives you a little bit of a tailwind when you get into the FY'27 compared to last year when you got into FY'26? Thank you.

Salil Parekh

I think the way you have described it, you have done the maths on that one because what we can see is, our guidance for the full year, we have the range, which gives us a good traction on Q4 with a lot of the good deals that have come and what we saw in Q3. Then, we are seeing the discretionary coming back in Financial services. Then we are seeing Energy, Utilities and Financial services looking better in the next financial year than this financial year. And then we are seeing in AI services, the six value pools where we see a good growth opportunity. So all in all, that gives us a good, let us say, good view of next year.

Gaurav Rateria

Thank you, Salil.

Moderator

Thank you very much. Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Yes. Thanks for the opportunity and congrats on a good set of numbers. Salil, first question, are you witnessing the average size of AI-led deals going up materially on a Y-o-Y basis across sectors?

And just a follow-up, if answer to this is being yes, one can see clients are now in a state of mind where they do not fear in terms of modernization of legacy applications. And if that is true, can it lead to a better discretionary spend on that side of the services in CY '26 versus last year?

Salil Parekh

On the AI part, so there are two things. One is there are, like, deals which are only AI. One is where AI is pervasive in every service we are offering. So, it is difficult, therefore, to say the size of the deal. But in general, the usage of AI is much more across all our services. And the actual, only AI, if you can call it like that, deals are also going better. So that is what is happening.

I think on that modernization, if I understood, yes, we are seeing that across the Board because AI can open up that and make it a little bit more efficient for the client and therefore, they will have a better return on that. And then will the discretionary come after that? That one, we do not know, meaning it depends on the industry situation also for that.

Like what we see right now is in Financial services, we are seeing it. But the other industries, we will see how they play out as each one we have given some color. That will be different for different industries is what we think.

Sandeep Shah

Okay. And just a follow-up to this. Is there a traction in terms of number of deals below $50 mn has now started increasing and this could be a trend to continue rather than volatile trend earlier? And just two questions to Jayesh.

Is it fair to assume third-party items as their cost line, as a percentage to revenue for this year, which we guided at the start of the year, may be stable here on or may further decline beyond FY'26. And Jayesh, this INR165 crores profit on property, plant and equipment, will it be a headwind in the fourth quarter?

Salil Parekh

Let me start on the first piece. Typically, below that $50 mn, we are not sharing because only the large deals data we are sharing externally. The only comment we can share is, overall, our wins are looking good. And also, we are doing work with smaller accounts, which is not to comment on the overall $50 mn below deal, but on smaller accounts, there we are also seeing some good growth. And then Jayesh, on the other parts?

Jayesh Sanghrajka

Yes. So, Sandeep, this is Jayesh here. If you look at the third-party deals this year, beginning of the year, we had said we expect the third-party cost to be lower than the previous year on back of the deals that we signed in last year that were getting ramped up, the deals that we saw in the pipeline.

So that is a combination that we need to look out for when we guide for that. We do not have all the details at this point in time for the next year. We will get into next year, and we will let you know on that at that point in time. So that was one. You had a second question on the INR165 crores. I did not get the exact question on that, if you could repeat.

Sandeep Shah

Yes. What I meant is these kind of a line item may not reoccur every quarter. So is it fair to assume 35, 36 bps, which has been a benefit in this quarter could be a headwind in next quarter?

Jayesh Sanghrajka

Yes. So there are always some one-offs, right, that you get some headwinds, some tailwinds. Sometimes, it is in revenue line item, sometimes it is a cost line item for a company of this size. So that is always there. As I talked about in my margin walk also, this was largely or more than offset by the increase in variable pay as well.

Sandeep Shah

Okay. Thanks and all the best.

Moderator

Thank you very much. Next question is from the line of Jamie Friedman from Susquehanna International. Please go ahead.

Jamie Friedman

Hi. Good evening. I had two questions. I will just ask them upfront. Salil, it is great to see the improvement in discretionary and financial services. I was wondering if you have any comment as to whether you are seeing that or anticipating that expand into other verticals. And you mentioned Energy and Resources.

And then my second question is, in terms of your thinking about the journey between AI and agentification, it seems like your thinking has evolved more towards the agentification. I imagine you will address this at the Analyst Day, but if you could describe how you are thinking about the productization of your AI initiatives relative to those two dimensions. So first, AI and then agentification? Thank you very much.

Salil Parekh

So, on the first, I think on Financial services, we are absolutely seeing that, which we shared. On Energy Utilities, because of the deals and the fact that we are in the top 15 of 25 clients doing AI work, we see clearly next financial year will be growth over this financial year. We are looking in other places as that discretionary will start to come back. And as it does, we will absolutely share that.

We do feel that overall, from what we see on AI, what we see with possibilities on the economic growth, GDP growth and so on in the U.S. that those signs will give the clients the ability to spend on tech. But as we see it, we will share that for sure on the other industries.

On AI, so first, agents are very much in a big play today. So, we are absolutely on the forefront of that. So, what we have built within Topaz is fabric, Topaz Fabric, as we call it, is a set of purpose-built agents, which work with many different native AI companies interfaces and can support a lot of different functions within clients, horizontal and vertical. So that suite is going to be our agent suite.

Then there are agents of the other companies, which we will integrate, implement, expand, make it work because we know the tech landscape of a client, and we know the industry depth. So there, we feel quite good that we are in a better position than many people to put that.

In terms of productization, we have built four small language models. In our own product suite, in Finacle, we will be much more AI orientated. But we are not at today's stage planning to do large-scale foundational model work. We are going to do small language model work. We will do other things. For example, there are a set of AI wrappers or orchestration modules that we can build, which will enable clients to switch between foundation models, switch between agents, do a selection of agents, so that is a different type of product platform, which is all in Topaz.

So that is the way we are thinking about it today. We may, in the future, have something more, but that is like the current view.

Moderator

Sir, the line for the participant dropped. We move to the next participant. Next question is from the line of Dipesh Mehta from Emkay Global. Please go ahead.

Dipesh Mehta

Yes. Thanks for the opportunity. Two questions. First about the six areas of AI services pool, which you referred to. Can you provide some sense about the potential growth opportunities? And where, let us say, Infosys is currently and how you expect it to evolve in maybe next three to five years?

Maybe if you can share some participation metrics, where we are and how you expect it to evolve? Second question is on the CY '26 budget. If you can provide some early indication on how you expect it to shape up? Thank you.

Salil Parekh

So on the first one, what we are thinking is in that six areas, today, we are starting to do work in many of those areas. But what we want to do is in our Investor Day, go into a little bit more depth. For example, we will share, like in several industries, what we are doing in some of the areas. We will share like we have AI labs on campus, and we want to do a little walk through to show like actually the work that is going on. And we will also share like the scale of what we think that opportunity is and the possible growth dynamics in that. So, that is our planning for that Investor Day. And the second one, what did you ask?

Dipesh Mehta

CY '26 budget.

Salil Parekh

So, that we will come to it in the April time frame, when we finish the year. We are now in the process of working on that. We will share that in that April call.

Dipesh Mehta

Okay. Thanks.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as the last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

Okay. Thank you, everyone for joining and for such a detailed and insightful set of questions. I just want to leave a few comments. We have had a strong quarter, good large deals, increase in our guidance. Our nine-month margin sits at 21%. We have actually done that after absorbing a very strong increase in our sales cost of 50 basis points and with some lower utilization, which we are building capacity for the future. We also see a huge shift on AI, which we shared in some of the six areas plus some of the partnerships.

We start to see discretionary coming back in Financial services. And in Energy, Utilities and Financial services, we start to see that next year looking better than this year. So overall, we feel good as we go into the fourth quarter with our increase in guidance. Thank you, everyone, and catch you at the next quarterly call.

Moderator

Thank you very much. Thank you, members of the management. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference. Thank you all for joining us, and you may now disconnect your lines. Thank you.